UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Amendment No. 7 to

Schedule TO

(Rule 14d-100)

Tender offer statement under section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934.

____________________

AUSTRALIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

____________________

Common Stock, par value $0.001

(Title of Class of Securities)

____________________

06368107

(CUSIP Number of Class of Securities)

____________________________________________________________

Peter Ziegler

Australia Acquisition Corp.

G.P.O. Box 3181

Melbourne VIC 3001

Australia

+61 (2) 9380 6899

E. Stephen Streeter

2001 Wilshire Blvd., Suite 400

Santa Monica, CA 90403

(310) 201-7922

with a copy to:

M. Ridgway Barker

Kelley Drye & Warren LLP

400 Atlantic St.

Stamford, CT 06901

(203) 324-1400

(203) 327-2669 Facsimile

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$59,468,790	$6,815.26

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,887,999 shares of outstanding common stock of Australia Acquisition Corp., par value $0.001 per share, at the tender offer price of $10.10 per share.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $114.60 per million dollars of the transaction valuation. Fee paid prior to filing on July 17, 2012.

☐ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment is being filed to incorporate certain additional information by reference.

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(N)	Press release dated October 29, 2012 (incorporated by reference from Exhibit 99.1 to the Form 6-K filed by Australia Acquisition Corp. on October 29, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman and Chief Executive Officer

Date: October 29, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(N)	Press release dated October 29, 2012 (incorporated by reference from Exhibit 99.1 to the Form 6-K filed by Australia Acquisition Corp. on October 29, 2012).